EXHIBIT 99.1

Addex Reports Full Year 2021 Financial Results and Provides Corporate Update

  CHF20.5M ($22.5M) of cash and cash equivalents at December 31, 2021
  Dipraglurant Phase 2 blepharospasm clinical trial on track to report data in Q2 2022
  Phase 2b/3 dipraglurant study in dyskinesia associated with Parkinson’s disease expected to report data in H1 2023
  Janssen led ADX71149 Phase 2 study in epilepsy on track to report data in Q3 2022
  Indivior GABAB PAM strategic collaboration extended with $4M additional funding

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, March 10, 2022 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported financial results for the full-year ended December 31, 2021 and provided a corporate update.

“These are exciting times for Addex! We have three ongoing clinical trials with data starting to report as early as Q2 this year and multiple preclinical programs advancing rapidly through clinical candidate selection phase with strong novel IP across all programs,” said Tim Dyer, CEO of Addex. “The extension of our collaboration with Indivior and the additional $4M of funding as well as the $10M financing from Armistice capital contributed to our completing the year with a strong cash position of $22.5M.”

2021 Operating Highlights:

  Phase 2 clinical trial with dipraglurant in blepharospasm patients on track to report data in Q2 2022
  Phase 2b/3 dipraglurant study in dyskinesia associated with Parkinson’s disease expected to report data in H1 2023
  Janssen Pharmaceuticals led Phase 2a clinical study of ADX71149 in epilepsy patients on track to report data in Q3 2022
  Extended our strategic collaboration with Indivior to advance GABAB PAM until mid-2022 with $4M additional funding
  Continued to advance GABAB PAM drug candidates through clinical candidate selection phase
  Entered a research collaboration with the Charcot–Marie–Tooth Association (CMTA) to evaluate selected drug candidates in preclinical models of CMT1A
  Advanced Eurostars / Innosuisse funded mGlu7 NAM program for post-traumatic stress disorder
  Continued to advance preclinical programs to next value inflection points

Select Upcoming Milestones:

  Q2 2022 - Phase 2a data: dipraglurant for blepharospasm
  Q3 2022 - Phase 2a data: ADX71149 for epilepsy
  H1 2023 - Phase 2b/3 data: dipraglurant for dyskinesia associated with Parkinson’s disease

Key 2021 Financial Data

CHF’ thousands	2021	2020	Change
Income	3,153	3,879	(726)
R&D expenses	(12,840)	(10,373)	(2,467)
G&A expenses	(5,819)	(5,749)	(70)
Total operating loss	(15,506)	(12,243)	(3,263)
Finance result, net	154	(616)	770
Net loss for the period	(15,352)	(12,859)	(2,493)
Basic and diluted net loss per share	(0.45)	(0.48)	0.03
Net increase / (decrease) in cash and cash equivalents	1,790	(12,842)	14,632
Cash and cash equivalents	20,485	18,695	1,790
Shareholders’ equity	16,931	14,610	2,321

Financial Summary:
Income decreased by CHF 0.7 million to CHF 3.2 million in 2021 compared to CHF 3.9 million in 2020, primarily due to amounts received under the licensing and research agreement with Indivior, recognized as related costs are incurred.

R&D costs increased by CHF 2.4 million to CHF 12.8 million in 2021 compared to CHF 10.4 million in 2020, mainly due to increased outsourced R&D expenses for CHF 2.0 million of which CHF 0.6 million relates to our dipraglurant PD-LID program and CHF 0.6 million for our dipraglurant blepharospasm program. R&D expenses consist primarily of costs associated with research, preclinical and clinical testing, and related staff costs. They also include depreciation of laboratory equipment, costs of materials used in research, costs associated with renting and operating facilities and equipment, as well as fees paid to consultants, patent costs and other outside service fees and overhead costs. These expenses include costs for proprietary and third-party R&D.

G&A expenses remained stable around CHF 5.8 million in 2021 and 2020.

The net loss was CHF 15.4 million in 2021 compared to CHF 12.9 million in 2020 primarily due to increased R&D expenses. Basic and diluted loss per share decreased to CHF 0.45 for the year ended December 31, 2021, compared to CHF 0.48 for the year ended December 31, 2020.

Cash and cash equivalents increased to CHF 20.5 million at December 31, 2021, compared to CHF 18.7 million at December 31, 2020. This increase of CHF 1.8 million is mainly due to the two offerings executed on January 8, 2021 and December 16, 2021 for total net proceeds of CHF 16 million partially offset by our net loss of CHF 15.4 million. During the same period, non-cash items mainly relating to the value of share-based services amounted to CHF 1.4 million have been partially off-set by the net effect of the increased net working capital of CHF 0.6 million.

2021 Consolidated Financial Statements:
The full-year 2021 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:
A conference call will be held today, March 10, 2022, at 16:00 CET (15:00 GMT / 10:00 EST / 07:00 PST) to review the financial results. Tim Dyer, Chief Executive Officer, Roger Mills, Chief Medical Officer and Robert Lütjens, Head of Discovery Biology will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:
1: In the 10 minutes prior to the call start time, call the appropriate participant dial-in number.
Dial-In Numbers:

  Switzerland                044 580 7145
  France                        017 070 0781
  U.S.A                        1 646 741 3167
  UK / International      +44 (0) 2071 928 338

2: Provide the Operator with the Participation Confirmation Code: 5484873

Link to live event online:
In the 10 minutes prior to the call start time, sign in online by following this Webex Link.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) and has entered a Phase 2 clinical study for the treatment of blepharospasm, a form of dystonia. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contact:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0) 207 318 2955 msinclair@halsin.com	James Carbonara Hayden IR +1 646 755 7412 james@haydenir.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation of clinical trials. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in the Company’s Annual Report on Form 20-F filed with the SEC on March 10, 2022, as well as market conditions and regulatory review. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements, except as required by the law.